Kw 3/9

PUBLICLY AVAILABLE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 68760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Reagan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Piedmont Center, Suite 500
(No. and Street)

Atlanta (City) **GA** (State) **30305** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Deitz **(404) 233-5545**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLICLY AVAILABLE

OATH OR AFFIRMATION

I, Brian Deitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reagan Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBA D. LEE
NOTARY PUBLIC
Cobb County
Georgia
My Comm. Expires March 30, 2017

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLICLY AVAILABLE

REAGAN SECURITIES, INC.
Separately Bound Statement of Financial Condition
For the Year Ended
December 31, 2014
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Reagan Securities, Inc.

We have audited the accompanying statement of financial condition of Reagan Securities, Inc. as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Reagan Securities, Inc. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Reagan Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PUBLICLY AVAILABLE

REAGAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and Cash Equivalents	$	78,112
Accounts Receivable		21,500
Other Assets		5,786
Total Assets	$	105,398

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued Commissions	$	10,750
Due to Parent		36,489
Other Accrued Liabilities		7,975
Total Liabilities	$	55,214
STOCKHOLDERS' EQUITY	$	50,184
Total Liabilities and Stockholders' Equity	$	105,398

The accompanying notes are an integral part of these financial statements.

REAGAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Reagan Securities (the "Company"), a GA corporation, was organized in November 2010 and became a broker-dealer in December 2011. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Reagan Consulting, Inc. ("Parent").

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Income Taxes: Effective December 30, 2013, the Company was approved by the IRS to be a Qualified Subchapter S Subsidiary of its Parent for income tax purposes.

The Company has adopted the provisions of FASB ASC 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through February 25, 2015, which is the date the financial statements were available to be issued.

Revenue Recognition: Revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

NOTE B – NET CAPITAL AND SUBSEQUENT EVENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $33,648 which was $28,648 in excess of its required net capital of $5,000, and the ratio of aggregate indebtedness to net capital was 1.64 to 1.0.

NOTE C – RELATED PARTIES

The Company operates from office premises and utilizes personnel provided by its Parent and pays monthly fees pursuant to an Expense Sharing Agreement. Expenses under the arrangement totaled approximately $60,489 for the year ending December 31, 2014.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

NOTE D – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

NOTE E – INCOME TAXES

Effective December 30, 2013, approval was received from the IRS to be consolidated into its Parent's financials as a Qualified Subchapter S Subsidiary.

NOTE G – CONCENTRATIONS

100% of revenues were earned from seven customers.